WISDOMTREE RULES-BASED EARNINGS-WEIGHTED

METHODOLOGY

Last Updated June 2016

WISDOMTREE RULES-BASED EARNINGS-WEIGHTED METHODOLOGY

1.	Overview and Description of Methodology Guide for Domestic Earnings-Weighted Indexes

WisdomTree Earnings Index (“EI”), WisdomTree SmallCap Earnings Index (“SmallCap Earnings Index”), WisdomTree MidCap Earnings Index (“MidCap Earnings Index”), WisdomTree Earnings 500 Index (“LargeCap Earnings Index”) and WisdomTree LargeCap Value Index (“LVI”) were developed by WisdomTree Investments, Inc. (“WTI”) to define the universe of profitable companies in the U.S. stock market.

•	The EI measures the performance of investable U.S.-based companies that have generated positive cumulative earnings in the prior four fiscal quarters to the Index measurement date.

•	The SmallCap Earnings Index is comprised of companies with positive earnings from the small-capitalization segment of the EI.

•	The MidCap Earnings Index is comprised of companies with positive earnings from the mid-capitalization segment of the EI.

•	The Earnings 500 Index is comprised of companies with positive earnings from the large-capitalization segment of the EI.

•	The LargeCap Value Index is comprised of companies that have passed WisdomTree’s value selection requirements.

Each Index is reconstituted annually, at which time each component’s weight is adjusted to reflect its share of the Earnings Stream during the prior four fiscal quarters. The Earnings Stream is defined as cumulative earnings over the prior four fiscal quarters for each component in the Index. The percentage weight assigned to each component in the Index at the annual reconstitution is calculated by dividing the cumulative earnings each component company has generated in its last four reported fiscal quarters by the sum of all the earnings generated by all the component companies in the Index over the same period. Each of the Indexes is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes are calculated using primary market prices.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the Domestic Earnings Indexes, a company must be under coverage by the market management team of the third party independent index calculation agent, must list its shares on the New York Stock Exchange (NYSE) or the NASDAQ Global or the NASDAQ Global Select Market (together, the “three major exchanges”), be incorporated and headquartered in the United States and have positive cumulative earnings over the four fiscal quarters preceeding the annual reconstitution, which takes place in December. Companies need to have a market capitalization of at least $100 million by the “Screening Date” (after the close of trading on the last trading day in November); shares of such companies need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Screening Date; and component companies need to have had a P/E ratio of at least 2 as of the Screening Date.

Common stocks, REITs, tracking stocks and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs), mortgage REITs and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree Investments, Inc., ticker WETF, is not eligible for inclusion in any of WisdomTree’s equity indexes.

Companies eligible for LVI must have generated positive earnings in the prior four fiscal quarters and have a year-over-year percentage change in stock price, have a positive earnings per share, a positive book value per share, and sales per share as of the Screening Date. Companies with the 1000 largest market capitalizations that pass these selection requirements are then ranked by a normalized “value score” based on four factors: the Price to Earnings Ratio, Price to Sales Ratio, Price to Book Value Ratio, and one-year change in stock price. The bottom 10% based on 1-year change in stock price is excluded and the top 300 companies ranked by their combined value score are selected for inclusion. The Value Score for each company is created by the following formula:

Value Score = (ZPB + ZPE + ZPS – Zprice ) /4

Where ZPB = Standardized Z-Score of Price to Book Value Ratios

Where ZPE = Standardized Z-Score of Price to Earnings Ratio

Where ZPS = Standardized Z-Score of Price to Sales Ratio

Where Zprice = Standardized Z-Score of 1-Year Change in Stock Price

2.2	Base Date and Base Value

The WisdomTree Earnings Index, the WisdomTree Earnings 500 Index, The WisdomTree MidCap Earnings Index and the WisdomTree SmallCap

Earnings Index were established with a base value of 200 on January 31, 2007. The WisdomTree LargeCap Value Index was established with a base value of 200 on April 30, 2008.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Domestic Earnings Indexes:

Si = Number of shares in the index for security i.

Pi = Price of security i

D = Divisor

The Domestic Earnings Indexes are calculated every weekday. If trading is suspended while one of the three major exchanges is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Index is updated on a real time basis, while the total return Index is calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds.

2.4	Weighting

The Domestic Earnings Indexes are modified capitalization-weighted Indexes that employ a transparent weighting formula to magnify the effect that earnings play in the total return of the Indexes. The initial weight of a component in the Index at the annual reconstitution is based on the companies’ earnings stream during the last four fiscal quarters. To calculate the weighting factor – Earnings Stream – WisdomTree uses cumulative earnings generated over the prior four reported quarters, as of November 30th of each year. Thus, each component’s weight in the Index at the “Weighting Date” (defined below) reflects its share of the total Earnings Stream recorded over the prior four quarters by all of the component companies in the Index. The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the second Friday of December. New components and component weights take effect before the opening of trading on the first Monday following the third Friday of December the “Reconstitution Date.”

Should any company achieve a weighting equal to or greater than 24.0% of the Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and the weights of all other components in the Index will be rebalanced proportionally. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced proportionally to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following capping rules are applied in this order:

•	Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

For the WisdomTree LargeCap Value Index, the following capping rules are applied in this order:

•	The maximum weight of any individual security is capped at 5% on the annual rebalance, prior to the implementation of the sector caps, and the weights of all other components will be adjusted proportionally.

•	Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening date.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on the GICS sector classifications.

The following liquidity adjustment factors will be applied to all the Indexes after top holdings and sector caps have been applied.

•	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) is greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor dividend by $400 million.

•	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector weights above the specified caps.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends require index divisor adjustments to prevent the distribution from distorting the price Index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the most liquid share class, based on the average daily trading volume as described in section 2.1, will be included in the index. Conversion of a share class in the Index into another share class not in the Index results in the conversion of the share class being phased out into the surviving share class. For all Mid and Small cap cuts, if a security has multiple listed share classes and the total market capitalization of the listed share classes is greater than largest market capitalization cutoff of that index, the security would not be eligible for that index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Domestic Earnings Indexes. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in earnings between reconstitutions, restatements of earnings between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Domestic Earnings Indexes. Other corporate actions, such as special dividends, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action, or when the Index Calculation Agent typically applies such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the Domestic Earnings Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the close of trading on the third Friday in December. No additions are made to any of the Domestic Earnings Indexes between annual reconstitutions, except in the cases of certain Spin-Off companies, defined below.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. A component company that re-incorporates or relocates its headquarters outside of the U.S. is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company it is allowed to stay in the Domestic Earnings Index that its parent company is in until the next annual reconstitution. Companies that go public in an Initial Public Offering (IPO) and have positive cumulative earnings after four fiscal quarters of operations and that meet all other inclusion requirements are eligible for inclusion in the Domestic Earnings Indexes at the next annual reconstitution.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree Investments reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate or relocate headquarters outside of a defined domicile in the intervening weeks between the Screening Date and the reconstitution date are not included in the Domestic Earnings Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for the Domestic Earnings Indexes

5.1.	Selection parameters for the WisdomTree Earnings Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the EI. The component companies are assigned weights in the Index as defined in section 2.4. and the annual reconstitution of the Index takes effect as defined in section 3.1.

5.2.	The WisdomTree Earnings 500 Index is created by selecting the 500 largest component companies of the EI by market capitalization. The component companies are assigned weights in the Index as defined in section 2.4, and the annual reconstitution of the Index takes effect as defined in section 3.1

5.3.	The WisdomTree MidCap Earnings Index is created based on a defined percentage of the remaining market capitalization of the EI, once the 500 largest companies by market capitalization have been removed. The companies that comprise the top 75% of the remaining market capitalization are selected for inclusion in the Midcap Earnings Index. The component companies are assigned weights in the Index as defined in section 2.4., and the annual reconstitution of the Index takes effect as defined in section 3.1.

5.4.	The WisdomTree SmallCap Earnings Index is created based on a defined percentage of the remaining market capitalization of the EI, once the 500 largest companies by market capitalization have been removed. The companies that comprise the bottom 25% of the remaining market capitalization are selected for inclusion in the Smallcap Earnings Index. The component companies are assigned weights in the Index as defined in section 2.4., and the annual reconstitution of the Index takes effect as defined in section 3.1.

5.5.	Selection parameters for the WisdomTree LargeCap Value Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the LVI. The component companies are assigned weights in the Index as defined in section 2.4. and the annual reconstitution of the Index takes effect as defined in section 3.1.